09040432

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
APR 02 2009
Washington, DC
105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50935

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

W.R. Hambrecht + Co., LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Pier One, Bay Three
(No. and Street)

San Francisco (City) — California (State) — 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan T. Fayman — 415-551-8642 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burr, Pilger & Mayer LLP
(Name - if individual, state last, first, middle name)

600 California Street Suite 1300 (Address) — San Francisco (City) — California (State) — 94108 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

KJ 4/10

OATH OR AFFIRMATION

I, Jonathan T. Fayman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of W.R. Hambrecht + Co., LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Financial and Operations Principal

Title

Notary Public

W.R. HAMBRECHT + CO., LLC

TABLE OF CONTENTS

This report** contains (check all applicable boxes):

x		Independent Auditors' Report
x	(a)	Facing Page.
x	(b)	Consolidated Statement of Financial Condition.
x	(c)	Consolidated Statement of Operations.
x	(d)	Consolidated Statement of Cash Flows.
x	(e)	Consolidated Statement of Changes in Member's Equity.
x	(f)	Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors
x	(g)	Unconsolidated Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
x	(h)	Unconsolidated Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
	(i)	Unconsolidated Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not Applicable).
x	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 (included in item (g)) and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (not applicable).
x	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Included in Note 10).
x	(l)	An Oath or Affirmation.
	(m)	A Copy of the SIPC Supplemental Report (Not Required).
x	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

State of California
County of San Francisco

On February 24, 2009, before me, Marguerite C. Ranucci, Notary Public, personally appeared Jonathan T. Fayman who proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature Marguerite C. Ranucci

MARGUERITE C. RANUCCI
Commission # 1774897
Notary Public - California
San Francisco County
MyComm. Expires Nov 19, 2011

W. R. HAMBRECHT + CO., LLC
(SEC Id. No. 8-50935)

CONTENTS

BPM
BURR PILGER MAYER
Building your future

INDEPENDENT AUDITOR'S REPORT

To the Member of
W.R. Hambrecht + Co., LLC:

We have audited the accompanying consolidated statement of financial condition of W.R. Hambrecht + Co., LLC (the Company) as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 3 and 4, the consolidated statement of financial condition includes long-term investments in non-marketable securities valued at $7,631,851 as of December 31, 2008, whose fair value have been estimated by management in the absence of readily determinable fair values. Management's estimates are based on factors discussed in Note 4 to the consolidated statement of financial condition. Additionally, the Company adopted Statement of Financial Accounting Standards No. 157, *"Fair Value Measurement"* and Statement of Financial Accounting Standards No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement."*

In our opinion, the consolidated statement of financial condition referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated statement of financial condition, the Company has a history of recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 2. The consolidated statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

Burr, Pilger & Mayer LLP

San Francisco, California
February 26, 2009

BURR, PILGER & MAYER LLP
600 CALIFORNIA STREET, SUITE 1300, SAN FRANCISCO, CA 94108 TEL (415) 421-5757 FAX (415) 288-6288

W.R. HAMBRECHT + CO., LLC
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

Cash and cash equivalents	$ 1,100,236
Receivable from broker-dealers and clearing organization	952,206
Marketable trading securities at fair value	599,343
Long-term investments	7,631,851
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization of $2,137,509	558,665
Prepaid expenses and other assets	2,037,339
Total assets	$ 12,879,640

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued liabilities	$ 636,930
Coompensation and benefits payable	202,779
Subordinated borrowings	7,000,000
Total liabilities	7,839,709
Minority interest	3,497,379
Member's equity	1,542,552
Total liabilities and member's equity	$ 12,879,640

The accompanying notes are an integral part of these financial statements.

W. R. HAMBRECHT + CO., LLC

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

1. **Ownership Structure**

W.R. Hambrecht + Co., LLC (the Company) is a registered securities broker-dealer that is incorporated in the state of Delaware as a Delaware limited liability company. The Company is organized for the purpose of conducting a general stock brokerage and investment banking business. The Company is headquartered in San Francisco, California and is wholly-owned by W.R. Hambrecht + Co., Inc. (the Parent). The accompanying consolidated statement of financial condition include several limited liability companies that invest in private companies.

2. **Management's Plan**

The Company has a history of operating losses and negative cash flows from operations. The attainment of profitable operations is dependent upon future events, including increasing the Company's customer base, implementing and successfully executing its business and marketing plan, and retaining quality personnel. The Company is also highly dependent upon increased levels of activity in the capital markets; particularly initial public offerings, follow-on offerings, and corporate merger and acquisition transactions. This may translate into the Company's ability to complete such revenue-generating transactions for its customers and/or achieve liquidity for some of its venture investments. Negative developments in any of these areas could have a material adverse effect on the Company's business, operations, financial condition, and net capital.

It is the Company's belief that the market demand for increased transparency in the capital markets will facilitate an increased adoption of the OpenIPO process, thus providing an opportunity to increase revenue generation. During 2008 the Company also significantly reduced its headcount and overall expense base. The combination of increased market adoption of auction IPOs and a reduced expense base should help to achieve sustainable profitability. The Company believes that it has ample access to capital resources to successfully operate its business plan in 2009. If necessary, the Company may seek to sell additional debt or equity securities or enter into new credit facilities to meet its cash and/or net capital needs. The Company cannot make assurances that it will be able to complete any financing or liquidity transaction, that such financing or liquidity transaction will be adequate for the Company's needs, or that a financing or liquidity transaction will be completed in a timely manner.

The factors discussed above create substantial doubt about the Company's ability to continue as a going concern and an uncertainty as to the recoverability and classification of recorded asset amounts and the amount and classification of liabilities. The accompanying consolidated financial statements do not include any adjustments relating to the recovery and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern or meet its net capital requirements.

3. **Summary of Significant Accounting Policies**

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Continued

3. **Summary of Significant Accounting Policies**, continued

Revenue Recognition

Commission revenues and expenses related to customer security transactions are recorded on a trade-date basis. Principal transactions related to Company security transactions are recorded on a trade-date basis. Fees from investment banking, corporate finance, venture capital, and private placement activities are recorded when earned.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and short-term investments with original maturities of three months or less. There are no withdrawal restrictions on cash and cash equivalents.

Marketable Trading Securities

Marketable trading securities are reported at fair value. Realized and unrealized gains and losses on marketable trading securities are included in principal transaction revenues.

Financial Instruments and Fair Value

Substantially all of the Company's financial instruments are recorded at fair value or contract amounts that approximate fair value. Securities owned and securities sold, not yet purchased and warrant positions are stated at fair value, with any related changes in unrealized appreciation or depreciation reflected in net investment loss in the consolidated statements of operations. Financial instruments carried at contract amounts include amounts receivable from and payable to brokers, dealers and clearing brokers, and corporate finance and syndicate receivables.

Fair Value Option

The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (SFAS No. 159), effective January 1, 2008. SFAS No. 159 provides entities the option to measure certain financial assets and financial liabilities at fair value with changes in fair value recognized in earnings each period. SFAS No. 159 permits the irrevocable fair value option election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company elected not to adopt the fair value option for any other financial assets or liabilities as permitted by SFAS No. 159.

Fair Value Measurement—Definition and Hierarchy

The Company adopted the provisions of SFAS No. 157, *Fair Value Measurements* (SFAS No. 157), effective January 1, 2008. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (*i.e.* , the "exit price") in an orderly transaction between market participants at the measurement date.

Continued

3. **Summary of Significant Accounting Policies**, continued

Financial Instruments and Fair Value, continued

In determining fair value, the Company uses various valuation approaches. SFAS No. 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2—Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

For further information on financial assets and liabilities that are measured at fair value on a recurring and nonrecurring basis, and a description of valuation techniques, see Note 4.

3. **Summary of Significant Accounting Policies**, continued

Financial Instruments and Fair Value, continued

Additionally, the Company adopted the Financial Accounting Standards Board (FASB) Staff Position (FSP) FSP SFAS No. 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active* (FSP SFAS No. 157-3), upon issuance in October 2008. FSP SFAS No. 157-3 clarifies the application of SFAS 157 in a market that is not active. The adoption of this pronouncement did not have any impact on the financial position or operating results of the Company.

Prior to January 1, 2008, the Company followed the American Institute of Certified Public Accountants (AICPA) Audit and Accounting Guide, Brokers and Dealers in Securities, when determining fair value for financial instruments, which permitted the recognition of a discount to the quoted price when determining the fair value for a substantial block of a particular security, when the quoted price was not considered to be readily realizable (i.e., a block discount). The cumulative effect of the adjustment from the adoption of SFAS 157 is a $317,055 increase to beginning member's equity.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment and leasehold improvements are recorded at cost, less accumulated depreciation and amortization. Depreciation is computed using an accelerated depreciation method. The estimated useful lives for the computation of depreciation are:

Software and computer equipment	3 years
Office equipment, excluding computer equipment	5 years
Furniture	7 years

Amortization of leasehold improvements is computed using the straight-line method over the shorter of the lease term or the estimated useful lives of the improvements.

Income Taxes

The Company is a single-member LLC and as such is considered a division of the Parent for federal and most state income tax reporting purposes. Accordingly, the Parent allocates income tax expense (benefit) to the Company as if it were a separate tax-paying entity. Therefore, the income tax consequences related to the Company's operations are reflected in its consolidated financial statements. The Company is only liable for taxes on its proportionate share of income earned by the limited liability companies.

The Company accounts for income taxes based on the asset and liability method. Under this method of accounting, the Company recognizes taxes payable or refundable in the current year and deferred tax liabilities and assets for future consequences of events that have been recognized in the Company's financial statements or tax returns.

Continued

3. **Summary of Significant Accounting Policies**, continued

Stock Based Compensation

The Company's employees participate in the Parent's stock plans, which are more fully described in Note 11. The Company measures and recognizes stock-based compensation in accordance with SFAS No. 123 (revised 2004), *Share-Based Payment* (SFAS 123R). SFAS 123R requires compensation expense related to share-based payment transactions, measured as the fair value at the grant date, to be recognized in the financial statements over the period that an employee provides service in exchange for the award. The adoption of this statement did not have an impact on the Company's consolidated financial statements. The Company accounts for restricted stock granted to employees under the Parent's plan by recognizing compensation expense on a straight-line basis over the vesting period of the restricted stock grant.

Recent Accounting Pronouncements

In 2006, the FASB issued FASB Interpretation No. FIN 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FSP No. FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises*, permits nonpublic enterprises to defer the effective date of FIN 48 until fiscal years beginning after December 15, 2008. The Company's management has elected to defer the application of FIN 48 and is evaluating the impact of FIN 48 to its financial statements.

FIN 48 must be applied to all existing tax positions upon initial adoption. The cumulative effect of applying FIN 48 at adoption, if any, is to be reported as an adjustment to opening retained earnings for the year of adoption. Implementation of FIN 48 will require management of the Company to analyze all open tax years, as defined by the statute of limitations, for all major jurisdictions, which includes federal and certain states. Open tax years are those that are open for examination by taxing authorities (i.e., generally the last four tax year ends and the interim tax period since then). The Company has no examinations in progress. For the current period and until the implementation of FIN 48, management continues to evaluate uncertain tax positions in accordance with the guidance in SFAS No. 5, *Accounting for Contingencies*.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* (SFAS 141R). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008, and will be adopted by the Company in 2009. The Company expects the provisions to have a material effect on any future acquisition.

Continued

3. **Summary of Significant Accounting Policies**, continued

Recent Accounting Pronouncements, continued

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements an Amendment of ARB No. 51* (SFAS 160), which establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 also provides guidance when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent's owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is currently evaluating the impact this statement will have on its financial position and results of operations.

4. **Fair Value of Assets and Liabilities**

Fair value is defined as the price at which an asset would sell for or an amount paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity. Assets and liabilities recorded at fair value in the consolidated statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash deposits at banking institutions and investments in money market mutual funds with original maturities of 3 months or less. Such instruments are classified within Level 1 of the fair value hierarchy.

Marketable Trading Securities

Marketable trading securities are comprised primarily of exchange-traded equity securities that are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy.

Continued

4. **Fair Value of Assets and Liabilities**, continued

Long-Term Investments

Equity Securities

Equity securities are comprised primarily of exchange-traded equity securities that are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy.

When instruments are traded in secondary markets and quoted market prices do not exist for such securities, the Company employs valuation techniques that rely on other observable inputs such as common stock trading prices. Instruments valued using these inputs are typically classified within Level 2 of the fair value hierarchy. Examples include preferred stock and warrants in public companies, each of which has observable inputs.

Positions in illiquid securities that do not have readily determinable fair values require significant management judgment or estimation. For these securities the Company uses typical performance multiple valuation methodologies or similar techniques. Securities valued using these techniques are classified within Level 3 of the fair value hierarchy. Examples include certain equity securities in private companies.

Private Equity

The Company's investments in private equity consists of various direct and third party private equity investments. The valuation of these investments requires significant management judgment due to the absence of quoted market prices, inherent lack of liquidity and long-term nature of these assets. Initially, the transaction price for direct investments is generally considered by the Company as the exit price and is the Company's best estimate of fair value. Thereafter, valuation is based on an assessment of each underlying investment, incorporating valuations that consider the evaluation of financing and sale transactions with third parties, expected cash flows and market-based information, including comparable company transactions, performance multiples and changes in market outlook, among other factors. Investments in third party funds are generally based on the financial statements of the partnerships, which generally use similar methodologies. These nonpublic investments are generally included in Level 3 of the fair value hierarchy because they trade infrequently, and, therefore, the fair value is unobservable.

Other Securities

Other securities are comprised of a joint venture, which requires significant management judgment due to the absence of quoted market prices, inherent lack of liquidity and long-term nature of this asset. Valuation is based on the evaluation of potential financing and sale transactions with third parties, expected cash flows and market-based information, including comparable company transactions, performance multiples and changes in market outlook, among other factors. This security is classified within Level 3 of the fair value hierarchy.

Continued

4, **Fair Value of Assets and Liabilities**, continued

Long-Term Investments, continued

Assets measured at fair value on a recurring basis are categorized in the table below based upon the lowest level of significant input to the valuations.

	Assets at Fair Value at December 31, 2008			
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$1,100,236	-	-	$1,100,236
Marketable trading securities	599,343	-	-	599,343
Long-term investments:				
Equity securities	1,417,932	$126,718	$ 106,535	1,651,185
Private equity	-	204,786	5,741,728	5,946,514
Other securities	-	-	34,152	34,152
Total long-term investments	1,417,932	331,504	5,882,415	7,631,851
Total	$3,117,511	$331,504	$5,882,415	$9,331,430

The cost of the Company's long-term investments at December 31, 2008 was $10,793,680. Included in the $5,946,514 of private equity investment securities is $3,497,379 in fair value and $6,906,396 as cost representing the non-managing members' interests in limited liability companies as a result of adoption of Emerging Issues Task Force (EITF) 04-5, *Determining Whether a General Partner or the General Partners as a Group, Controls a Limited Partnership or Similar Entity when the Limited Partners Have Certain Rights.*

The following table present additional information about Level 3 assets and liabilities measured at fair value on a recurring basis for fiscal 2008. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains or (losses) during the period for assets and liabilities within the Level 3 category presented in the tables below may include changes in fair value during the period that were attributable to both observable and unobservable inputs.

Changes in Level 3 Assets and Liabilities
Measured at Fair Value on a Recurring Basis for the Year Ended December 31, 2008

	Long-Term Investments			
	Equity Securities	Private Equity	Other Securities	Total
Beginning balance	$ 432,093	$ 7,446,930	$ 1,511,883	$ 9,390,906
Total realized and unrealized gains or losses included in net investment loss	(325,558)	662,729	(153,187)	183,984
Total realized and unrealized gains or losses included in minority interest in gain of consolidated subsidiaries	-	(308,879)	-	(308,879)
Purchases, sales, other settlements, and issuances, net	-	(1,854,265)	(1,324,544)	(3,178,809)
Net transfers in and/or (out) of level 3	-	(204,787)	-	(204,787)
Ending balance	$ 106,535	$ 5,741,728*	$ 34,152	$ 5,882,415

*Included in this amount are $3,497,379 of minority interests.

Continued

4, **Fair Value of Assets and Liabilities**, continued

Long-Term Investments, continued

Long-Term Investments—Equity Securities. The net losses in Level 3 equity securities were primarily driven by performance related adjustments relative to comparable publicly traded securities.

Long-Term Investments—Private Equity. The net gains in Level 3 private equity were primarily driven by performance related adjustments relative to comparable publicly traded securities.

During the year, the Company reclassified $204,787 of private equity investments from Level 3 to Level 2. These reclassifications related primarily to investments in a company that was liquidated shortly after year end for which the price received in the transaction was deemed to be a significant observable input.

5. **Furniture, Equipment, and Leasehold Improvements**

Summary of furniture, equipment and leasehold improvements as of December 31, 2008, is as follows:

Furniture	$ 280,065
Equipment	2,037,174
Leasehold improvements	378,935
Total	2,696,174
Less accumulated depreciation and amortization	(2,137,509)
	$ 558,665

6. **Subordinated Borrowings**

The Company has a $10,000,000 subordinated revolving loan agreement with the Bank of New York. As of December 31, 2008, the balance outstanding under the agreement was $7,000,000. Borrowings under the agreement bear interest at an adjusted LIBOR rate plus 2% per annum during the first 21 calendar days such loan is outstanding, and at an adjusted LIBOR rate plus 4% thereafter. At December 31, 2008 the applicable rate of interest was 6.1875%. Interest is due and payable on a monthly basis. Any outstanding balance can be repaid at any time without being subject to a prepayment penalty. The Company is required to maintain a $5,000,000 minimum balance of Members Equity under the agreement with Bank of New York. As of October, 31, 2008, the Company became out of compliance with the covenant to maintain a $5,000,000 minimum balance of Members Equity and notified the Bank of New York regarding this matter. As of December 31, 2008, the Company remains out of compliance with this covenant.

The Company borrowed and repaid $3,000,000 during 2008 from the Hambrecht Revocable Trust, under a temporary subordinated loan agreement. This borrowing was in connection with regulatory capital requirements to support the Company's underwriting activities. At December 31, 2008 there were no borrowings outstanding under the agreement.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Continued

6. **Subordinated Borrowings**, continued

Mr. William R. Hambrecht, the Company's CEO and shareholder of the Parent, provided a personal guarantee with each of the Company's subordinated loan borrowings.

7. **Commitments and Contingencies**

At December 31, 2008, the Company was obligated under long-term, non-cancelable operating leases for office facilities, parking facilities, and equipment, which require the following minimum annual payments:

Year ending December 31:	
2009	$1,455,690
2010	1,397,471
2011	1,259,563
2012	937,638
2013	206,456
Thereafter	-
	$5,256,818

Certain leases contain renewal options and escalation clauses. Rent expense for 2008 totaled $1,594,151.

The Company is currently involved in various legal and regulatory matters arising from its investment banking and securities activities. Although the outcome of these matters can not be ascertained at this time, it is the opinion of management, based on discussions with legal counsel, that the resolution of these matters will not in the aggregate have a material adverse affect upon the Company's consolidated financial position or results of operations.

8. **Related Party Transactions**

Some employees of the Company have provided financial services for The Hambrecht 1980 Revocable Trust (the Trust) and its affiliates. In 2008, the Trust reimbursed the Company $152,730 for these services. The reimbursement of these expenses is netted in compensation and benefits on the Company's consolidated statement of operations.

The Company has utilized Decision Economics, an independent financial and research firm, to provide various research services since 1998. During 2008, the Company paid Decision Economics $81,000 in fees. During the year, the Company held an adjustable rate senior subordinated convertible note in Decision Economics with a fair value of $1,477,731. Interest earned in 2008 totaled $113,620. On October 31, 2008, the Company entered into a Note Sale transaction with the Hambrecht Revocable Trust to sell its interest in the Decision Economics Notes. The Hambrecht Revocable Trust paid $500,000 in cash and issued a note to WR Hambrecht LLC in the amount of $824,544, which is due and payable on March 31, 2009. This amount is reflected in other assets in the consolidated statement of financial condition. The note bears interest at a rate of 8.25% per annum. At December 31, 2008, the Company recorded interest receivable of $11,526 which is reflected in other assets in the consolidated statement of financial condition.

Continued

8. **Related Party Transactions**, continued

The Company is party to an expense sharing agreement with the Parent's wholly owned subsidiary WR Hambrecht + Co. Asset Management, LLC. The Company billed the related party $507,919 in 2008 for expenses mainly related to compensation, benefits and rent. Charges the Company allocates on a monthly basis are based on direct expenses, square footage of office and headcount. Management believes that, in general, specific identification of certain of these expenses is not practicable, and the methods used to allocate the expenses are reasonable. Certain operating expenditures totaling $176,454 that remain to be settled are reflected in the consolidated statement of financial condition as other assets.

The Company has utilized Innosight LLC, an independent research firm, to provide various research services in 2008. During 2008, the Company paid Innosight LLC $399,101 in fees. Clayton Christensen, a member of the WR Hambrecht + Co, Inc Board of Directors, receives royalty payments from Innosight LLC based on revenues received by Innosight.

The Company rents an apartment in New York City for $3,350 a month. The apartment is used by Company employees traveling to New York on business. Payments made in 2008 totaled $39,200. The signed lease is under the name Mr. William R. Hambrecht.

The Company borrowed and repaid $3,000,000 during 2008 from the Hambrecht Revocable Trust, under a temporary subordinated loan agreement. This borrowing was in connection with regulatory capital requirements to support the Company's underwriting activities. At December 31, 2008 there were no borrowings outstanding under the agreement.

9. **Income Taxes**

As a single-member LLC wholly owned by W.R Hambrecht + Co., Inc., the Company is allocated income tax expense by the Parent. The Company and the Parent have a history of operating losses, and the Parent has recorded a full valuation allowance against its deferred tax assets. There was no current or deferred income tax allocated to the Company for the year ended December 31, 2008, and no tax related amounts were due to or from the Parent for the year ended December 31, 2008.

10. **Net Capital Requirement**

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the Rule) adopted by the Securities and Exchange Commission (SEC) and administered by the Financial Industry Regulatory Authority, Inc. (FINRA), which requires the Company to maintain minimum net capital as defined by the Rule and a ratio of aggregate indebtedness to net capital, as defined, not in excess of 15 to 1. The relationship of aggregate indebtedness to net capital changes from day to day. At December 31, 2008, the Company's net capital was $1,683,039, its ratio of aggregate indebtedness to net capital was .50 to 1, and its net capital was $1,433,039 in excess of the required minimum net capital. For purposes of the computation of net capital, the Company is not required to include $3,497,379 of long-term investments and related minority interests related to limited liability companies that are included in the Company's consolidated financial statements, as the Company has not guaranteed, endorsed or assumed the obligations of the limited liability companies. The Company is exempt from the requirements of Rule 15c3-3, as adopted by the SEC.

Continued

10. **Net Capital Requirement**, continued

At December 31, 2008, the Company was not in compliance with Securities Exchange Act of 1934 Rule 15c3-1(d). This event was reported to FINRA with the December 2008 FOCUS filing. Rule 15c3-1(d) requires that a broker-dealer shall not permit the total of outstanding principal amounts of its satisfactory subordination agreements to exceed 70 percent of its debt-equity total for a period in excess of 90 days. The Company believes that it has ample access to capital resources to become compliant with this rule within the permitted timeframe.

11. **Stock Plans**

The Company's employees participate in the Parent's 1999 and 2000 Equity Incentive Plans and 2000 Non-Employee Directors Plan (collectively, the Plans) for the benefit of employees, consultants and directors. The Plans provide for the direct award or sale of Series D common stock in the form of restricted stock and for the grant of options to purchase shares of Series D common stock of the Parent. The total number of shares of Series D common stock authorized for the Plans is 469,163 for the 1999 Plan and 17,392,836 for the 2000 Plans. The remaining 57,901 shares of Series D common stock authorized under the Parent's charter have not been allocated to either plan.

The Parent adopted a Restricted Stock Program in 2004. Under this program, the Company issues Restricted Stock Purchase Rights to eligible employees. Employees exercise their purchase right by purchasing the shares directly from the Company at the Fair Market Value. These shares vest over four years with 25% vesting on the first anniversary of grant date and the rest ratably over the following 36 months. During the vesting period, the Company retains the right to repurchase shares from employees who cease to be employees of the Company. The repurchase price for unvested shares may be different than the repurchase price for vested shares. Restricted stock grants issued to nonemployee directors vest 100% on the grant date.

As of December 31, 2008, there were an aggregate of 8,351,603 shares outstanding of the Parent's restricted stock. During the year ended December 31, 2008, eligible participants purchased 3,330,250 shares of the Parent's Series D common stock at a weighted average price of $0.10. During the year, 2,193,500 shares of the Parent's Series D common stock were repurchased by the Parent under the Plans at a weighted average price of $0.08 per share. There was no compensation expense or income tax benefit related to restricted stock recorded in 2008. There is no unrecognized compensation expense related to nonvested shares.

At December 31, 2008, there were options outstanding to purchase 75,000 shares of the Parent's Series D common stock at an exercise price of $0.50 and with a remaining contractual life of 4.6 years. The 75,000 options outstanding at December 31, 2008, represent a single grant to one non-employee in 2003 which fully vested on the date of grant. No new options were granted during 2008.

Continued

11. Stock Plans, continued

The following table illustrates information about stock options outstanding and exercisable at December 31, 2008:

Price	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.50	75,000	4.6	$0.50	75,000	$0.50
	75,000	4.6	$0.50	75,000	$0.50

12. 401(k) Savings Plan

The Company maintains a 401(k) Savings Plan (the Plan) for substantially all employees. Subject to Internal Revenue Service limitations for 2008, participants may contribute up to 60% of their salaries on a pretax basis as defined in the Plan. However, total contributions may not exceed 20% of their salaries. The Company may make discretionary matching contributions and/or profit-sharing contributions to the Plan. No such matching or profit-sharing contributions were made in 2008.

13. Financial Instruments with Off-Balance-Sheet Credit Risk and Concentrations of Credit Risk

As a securities broker-dealer, the Company's transactions are executed on behalf of its customers. The Company introduces these transactions for clearance on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by its customers. The Company seeks to control the risk associated with non-performance by reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary. Therefore, management believes that the potential for the Company to make payments under these customer transactions is remote. Accordingly, no additional liability has been recognized for these transactions. During the normal course of business the Company may sell securities which it has not yet purchased, which represent obligations of the Company to deliver the specified security at a contracted price, thereby creating a liability to purchase the security in a market at prevailing prices. Such transactions result in off-balance-sheet market risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recorded in the consolidated statement of financial condition. The Company seeks to control such market risk through the use of internal monitoring guidelines.

During the normal course of business the Company regularly maintains cash balances at FDIC insured financial institutions that exceed the insurance coverage limitations provided by FDIC.

* * * * * *

Additional Report

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Member of
W.R. Hambrecht + Co., LLC:

In planning and performing our audit of the consolidated financial statements of W.R. Hambrecht + Co., LLC (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

To the Member of
W.R. Hambrecht + Co., LLC
Page 2

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Burr, Pilger & Mayer LLP

San Francisco, California
February 26, 2009

W. R. HAMBRECHT + CO., LLC
(SEC Id. No. 8-50935)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

for the year ended December 31, 2008

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) as a Public Document